Exhibit 12.1

Knowles Ratio of Earnings to Fixed Charges

(in millions)

	Pro Forma Combined		Historical Knowles
	Three Months Ended March 31, 2015	Year Ended December 31, 2014	Three Months Ended March 31, 2015	Three Months Ended March 31, 2014	Year Ended December 31, 2014	Year Ended December 31, 2013
Fixed charges:
Interest expense	$2.8	$8.4	$2.4	$0.7	$6.7	$46.0
Interest portion of rent expense	1.5	5.4	1.1	1.0	3.7	3.8

Total fixed charges	$4.3	$13.8	$3.5	$1.7	$10.4	$49.8

Earnings:
Income from continuing operations before income taxes	$(29.1)	$(139.7)	$(12.3)	$10.1	$(55.1)	$101.5
Fixed charges	4.3	13.8	3.5	1.7	10.4	49.8

Adjusted earnings	$(24.8)	$(125.9)	$(8.8)	$11.8	$(44.7)	$151.3

Ratio of earnings to fixed charges	NM [1]	NM [1]	NM [1]	6.9	NM [1]	3.0
Amount of deficiency[2]	$(29.1)	$(139.7)	$(12.3)		$(55.1)

[1]	Ratio is not meaningful (NM) as, after adding back fixed charges, Knowles still has a loss.
[2]	As the earnings are not sufficient to cover fixed charges, the amount of deficiency represents the dollar amount of earnings required to attain a ratio of one-to-one.